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Milan

Attn:	Nasreen Mohammed

Adam Phippen

Taylor Beech

Erin Jaskot

Division of Corporation Finance

Office of Finance

Re:	Vivid Seats Inc.

Registration Statement on Form S-4

Filed May 28, 2021

File No. 333-256575

Ladies and Gentlemen:

On behalf of our client, Vivid Seats Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 25, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on May 28, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Form S-4 filed May 28, 2021

Prospectus Cover

1.

Quantify the cash that Vivid Seats PubCo will pay in the Blocker Purchase and the cash that Vivid Seats PubCo will contribute in the Intermediate Contribution and Issuance. Please also quantify the number of shares of Class B common stock and warrants to purchase Class B common stock that Vivid Seats PubCo will issue in the Class B Issuance. Make conforming edits throughout your filing.

July 6, 2021

Response: The Company acknowledges the Staff’s comment and has revised the prospectus cover page and pages xii, xxii, 3-4 and 77-78 of the Registration Statement accordingly.

2.	Here, and elsewhere in your filing where you discuss Hoya Midco’s plan to repay a portion of its existing debt, please quantify the amount of debt that will be repaid.

Response: The Company acknowledges the Staff’s comment and has revised the prospectus cover page and pages xii, xxii, 4, 78 and 175 of the Registration Statement accordingly.

3.	Please revise your disclosure regarding the ownership of the post-combination company to:

•	present the Sponsor’s aggregate ownership interest, as you do on page 12, instead of allocating the Sponsor’s interest between the PIPE Investors and the Sponsor and founder shares;

•

disclose the Sponsor’s total potential ownership interest assuming exercise and conversion of all securities. In this regard, we note that you exclude the shares of Class A common stock underlying Vivid Seats PubCo warrants when calculating these percentages; and

•

disclose the number of directors that Private Equity Owner will have the right to nominate pursuant to the Stockholders’ Agreement. Clarify that Private Equity Owner will control Hoya Topco and therefore will control all decisions put to stockholder.

Please make conforming revisions throughout your filing. Please also revise your throughout your filing where you discuss the ownership interest of Hoya Topco in both Vivid Seats PubCo and in Hoya Intermediate, that these interests are controlled by the Private Equity Owner.

Response: The Company acknowledges the Staff’s comment and has revised the prospectus cover page and pages xv, xxi-xxii, xxv, 10-11, 13, 53-54, 119 and 166 of the Registration Statement accordingly.

What vote is required to approve the Proposals presented at the extraordinary general meeting?, page xxiii

4.

Given that the Sponsor and Horizon’s directors and officers own approximately 28.7% of Horizon’s issued and outstanding Horizon Class A ordinary shares and 100% of Horizon’s Class B ordinary shares, please disclose the number of votes aside from those held by the Sponsor and Horizon’s directors and officers that will be required to approve the business combination proposal, assuming a valid quorum is established.

Response: The Company acknowledges the Staff’s comment and has revised page xxvii of the Registration Statement accordingly.

Summary of the Proxy Statement/Prospectus

Quorum and Required Vote for Proposals for the Extraordinary Meeting, page 15

5.	Disclose the information required by Item 3(h) of Form S-4.

Response: The Company acknowledges the Staff’s comment and has revised page xxvii of the Registration Statement accordingly.

July 6, 2021

Key Performance Indicators and Non-GAAP Financial Measure, page 23

6.

Reference is made to the reconciliation of Adjusted EBITDA on page 24. Please explain to us in detail why you believe the adjustment for “Transaction costs” used in calculating Adjusted EBITDA is appropriate in light of any growth strategy you may have. Please refer to Question 100.01 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has excluded certain non-cash and other non-recurring items in its disclosure of Adjusted EBITDA in order to help investors evaluate period-over-period comparisons and in forecasting the Company’s business going forward.

For the year ended December 31, 2019, the Company excluded certain “Transaction costs” from its Adjusted EBITDA, which amounted to $8.9 million. These costs primarily consisted of $6.4 million in costs associated with an attempted acquisition, including fees for legal, accounting, and professional services, and $2.5 million of costs associated with our acquisition of Fanxchange, which we completed in April 2019. Transaction costs associated with our Fanxchange acquisition consisted primarily of fees for legal, accounting, and professional service fees, in addition to non-recurring personnel costs (e.g., severance and retention bonuses).

For the year ended December 31, 2020, the Company excluded certain “Transaction costs” from its Adjusted EBITDA, which amounted to $0.4 million. These costs were transition-related expenses incurred in relation to our acquisition of Fanxchange, which consisted primarily of personnel-related costs (e.g., severance and retention bonuses).

For the three months ended March 31, 2021, the Company excluded certain “Transaction costs” from its Adjusted EBITDA, which amounted to $3.5 million. These costs, which consist primarily of capital markets advisory fees, accounting fees, and legal fees, were incurred in connection with the business combination with Horizon and the PIPE Subscription.

The acquisition of Fanxchange is the Company’s only acquisition to date. Further, the attempted acquisition in 2019, which the Company ultimately abandoned, represented a rare and unique strategic opportunity for the Company. The target of the attempted acquisition was a large peer competitor, which another company eventually acquired in early 2020. At this time, management of the Company believes the likelihood of pursuing a similar strategic acquisition of a competitor to be remote, given the limited number of such target companies. Furthermore, the Company currently does not plan to complete any material acquisitions in the immediate future and the Company’s strategic plans do not contemplate consistent or recurring acquisitions.

In accordance with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, the Company believes it is appropriate to exclude the transaction costs described above as they do not represent normal, recurring, cash operating expenses necessary to operate the Company’s business.

Additionally, management believes excluding these items from its non-GAAP results gives a more accurate picture of how the business will perform in future periods as these expenses are not expected to occur in future periods, which is consistent with the definition of non-recurring charges as defined in Question 102.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

July 6, 2021

In response to the above considerations, the Company has revised pages 26-27 of the Registration Statement to further describe the non-recurring nature of these expenses.

Risk Factors, page 30

7.

Disclose the material risks to unaffiliated investors presented by taking Vivid Seats public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company acknowledges the Staff’s comment and has revised page 54 of the Registration Statement accordingly.

The global COVID-19 pandemic has had, and is likely to continue to have, a material negative impact on our business and operating results..., page 30

8.	Please quantify the reduction in revenues for 2020 and the first quarter of 2021 that you discuss in this risk factor.

Response: The Company acknowledges the Staff’s comment and has revised page 32 of the Registration Statement accordingly.

Background of the Business Combination, page 99

9.

We note your disclosure that Horizon considered “numerous” potential business combination targets to discuss their interest in a potential business combination. Please disclose how many targets Horizon considered, the general nature of the business of those targets, the extent of the engagements with other potential targets, the reasons Horizon believed Hoya Topco was the most attractive target, and the factors considered in dismissing the other alternative candidates considered. To the extent that that Horizon entered into any letters of intent or confidentiality agreements with potential targets, please describe these agreements. We note, in particular, the Form 8-K filed by Horizon on June 14, 2021 relating to a potential business combination on which Horizon spent substantial efforts, but which was not consummated. In addition, to the extent that more than one active SPAC was considered as the potential acquirer for Hoya Topco, please disclose this and how it was determined that Horizon would be the acquirer.

Response: The Company acknowledges the Staff’s comment and has revised pages 102-103 and 105 of the Registration Statement accordingly.

10.

Please disclose the terms included in the initial draft of the letter of intent an affiliate of Horizon delivered to an affiliate of Hoya Topco on February 22, 2021, a comprehensive description of the negotiation of those terms and the positions taken by each of the parties throughout the negotiations, and the terms of the final term sheet executed by the parties on March 5, 2021. Please also identify the entity which is the “affiliate of Horizon” and whether this entity was engaged in a separate search for a business combination target.

Response: The Company acknowledges the Staff’s comment and has revised pages 102 and 104-105 of the Registration Statement accordingly.

July 6, 2021

11.

Please substantially revise the disclosure in this section to include a description of the negotiations relating to the $2 billion valuation. For example, it is not clear who proposed an initial valuation and what the initial proposal was, if and how the amount evolved throughout the negotiations, and when the final valuation and type of consideration was agreed upon by the parties.

Response: The Company acknowledges the Staff’s comment and has revised pages 104-105 and 108 of the Registration Statement accordingly.

12.

We note your disclosure in this section that Hoya Topco engaged Evercore and Horizon engaged Credit Suisse and Deutsche Bank to act as financial advisors and equity capital markets advisors in connection with the business combination and your disclosure on page 242 that Horizon engaged D.A. Davidson, and William Blair, and that Vivid Seats engaged Citigroup Global Markets, to act as financial and equity capital markets advisors more generally. Please revise your discussion in this section to address in greater detail the role that the financial advisors played in the transaction negotiations and valuation discussions. Please clarify whether the financial advisors delivered any reports to the board that were materially related to the transaction.

Response: The Company acknowledges the Staff’s comment and has revised pages 103-109 of the Registration Statement accordingly. The Company notes that, other than as indicated in the revised Background of the Business Combination disclosure, including the revised pages with respect to assistance in the PIPE Subscription process provided by Credit Suisse and Evercore, none of Credit Suisse, Evercore, Deutsche Bank, D.A. Davidson or William Blair were involved in transaction negotiations or valuation discussions or delivered any reports to Horizon’s board of directors. The Company further notes that Citigroup Global Markets was engaged after signing of the Transaction Agreement and, as such, was not involved in transaction negotiations or valuation discussions.

13.

Please substantially revise your disclosure in this section to include a chronological description of the negotiations relating to material terms of the transaction and ancillary agreements, including, but not limited to, the type and breakdown of consideration to be paid to Hoya Topco and Crescent, the financial projections and any discussions relating to the assumptions underlying such projections, the reasons for the Tax Receivable Agreement and amounts payable thereunder, the dual-class capitalization structure, the allocation of control between Hoya Topco and Vivid Seats PubCo of Hoya Intermediate, Hoya Intermediate’s Second Amended and Restated LLC Agreement and the related mechanisms to match the ownership interests of Hoya Intermediate with Vivid Seats PubCo, and the director nomination rights. In your revised disclosure, please list each person present at the meeting (ex: the particular members of the Hoya Topco board who attended the meetings), explain the reason and significance of the issues and terms discussed at the meetings, each party’s position on such issues and how you reached agreement on the final terms.

Response: The Company acknowledges the Staff’s comment and has revised pages 103-109 of the Registration Statement accordingly.

14.

We note that Eldridge Industries, LLC, an affiliate of the Sponsor, has agreed to purchase 19,000,000 shares of Vivid Seats Class A Common Stock in the PIPE Subscription. Please revise your disclosure in this section to include a description of the negotiations relating to the PIPE Subscription, including how the amount of the PIPE Subscription and the Sponsor Backstop Commitment amount was determined, how potential PIPE investors were selected, and what relationship the investors (other than Eldridge Industries) have with Horizon, the Sponsor, Vivid Seats, and the placement agents. Please disclose that Credit Suisse and Evercore acted as placement agents for the PIPE Subscription.

July 6, 2021

Response: The Company acknowledges the Staff’s comment and has revised pages 104-108 of the Registration Statement accordingly.

15.	Please include a general description of the diligence matters discussed on March 11, 2021 and how those discussions impacted the terms of the transaction.

Response: The Company acknowledges the Staff’s comment and has revised page 106 of the Registration Statement accordingly.

16.

We note that Credit Suisse performed additional services as placement agent for the PIPE Subscription and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to Credit Suisse that are contingent on completion of the business combination.

Response: The Company acknowledges the Staff’s comment and has revised page 269 of the Registration Statement accordingly.

17.

Horizon’s current charter waives the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted Horizon’s search for an acquisition target. In particular, we note that Horizon Acquisition Corp II is also searching for a business combination target. In addition, please revise to include any discussions with Hoya Topco relating to the waiver of the corporate opportunities doctrine for which you are seeking approval in Proposal No. 5.

Response: The Company acknowledges the Staff’s comment and has revised pages 102 and 104 of the Registration Statement accordingly.

Horizon’s Board of Directors’ Reasons for the Approval of the Business Combination, page 102

18.

We note your disclosure that Horizon’s board considered “current information and forecast projections from Horizon and Vivid Seats PubCo’s management regarding (i) Hoya Intermediate and Vivid Seats PubCo’s business, prospects, financial condition, operations, technology, products, services, management, competitive position, and strategic business goals and objectives, (ii) general economic, industry, regulatory and financial market conditions and (iii) opportunities and competitive factors within Vivid Seats PubCo’s industry.” Clarify whether these projections are the same projections included on page 108, and if not, please include such projections in your filing or tell us why you are not required to do so. Please also clarify whether Horizon and Vivid Seats PubCo’s management prepared two different sets of projections.

Response: The Company acknowledges the Staff’s comment and has revised pages 109-110 and 116-117 of the Registration Statement accordingly.

July 6, 2021

19.

Please revise your disclosure in this section to state with more specificity how certain of these factors supported the board’s decision to recommend approval of the business combination. For example, it’s unclear what in particular the board considered about the historical financial performance and results of operations of Hoya Intermediate and Vivid Seats Pubco.

Response: The Company acknowledges the Staff’s comment and has revised pages xxiii and 109-110 of the Registration Statement accordingly.

Certain Forecasted Financial Information for Vivid Seats Pubco, page 106

20.

Please revise to include a description of the material assumptions made by Vivid Seat’s management in preparing these projections. In this discussion, please address how you accounted for the uncertainty resulting from the COVID-19 pandemic. In this regard, we note your disclosure that “due to the unprecedented nature of the global COVID-19 pandemic and its impacts on [y]our business, [y]our ability to forecast [y]our cash inflows is hampered.” Please also disclose how and why the timeframe leading out to 2024 projected financial results was selected and disclose whether or not the projections are in line with historic operating trends and, if not, explain why the change in trends is appropriate.

Response: The Company acknowledges the Staff’s comment and has revised page 116 of the Registration Statement accordingly.

21.

We note the investor presentation for prospective investors in the PIPE Subscription that was included in the 8-K Horizon filed on April 22, 2021. We note the presentation includes a similar comparable company analysis to the analysis discussed on pages 104-106 and also includes additional analyses related to Vivid Seats’ financial profile and valuation and includes certain underlying assumptions. Please tell us whether the Board considered the additional analyses included in the presentation as a factor in recommending that the Horizon shareholders approve the transaction. If so, please include the additional analyses in the filing. If the Board did not consider these projections, please tell us why and explain the material differences in the analyses included in the investor presentation as compared to the disclosure in your filing. To the extent a third party prepared the analyses and provided it to Horizon, please include the information required by Item 1015(b) of Regulation M-A.

Response: The Company acknowledges the Staff’s comment and has revised pages 109-110 and 116-117 of the Registration Statement accordingly. The Company notes that, other than as described on revised pages with respect to Credit Suisse’s assistance (in consultation with Evercore) in selection of comparable companies for comparable company analysis in the PIPE investor presentation, no other analysis related to Vivid Seats’ financial profile, valuation or projections was prepared or provided by a third party to Horizon’s board of directors in connection with the transaction or the PIPE Subscription.

Interests of Certain Persons in the Business Combination, page 108

22.	Please revise your disclosure here and elsewhere in your filing, as applicable, to include:

•	the value of the Horizon Class A ordinary shares, Horizon Class B ordinary shares, and Horizon IPO Private Placement Warrants currently owned by the Sponsor and by any other initial shareholders.

July 6, 2021

•	the value of the out of pocket expenses incurred by the sponsor, directors, officers and their affiliates that are subject to reimbursement;

•	the approximate dollar value of the Sponsor’s ownership interest in Hoya Intermediate based on the transaction value and recent trading prices as compared to the price paid; and

•	clarify if the Sponsor can earn a positive rate of return on its investment, even if other Horizon shareholders experience a negative rate of return in the post-business combination company.

Response: The Company acknowledges the Staff’s comment and has revised pages xxviii-xxix, 8-9, 47-48 and 117-118 of the Registration Statement accordingly. The Company notes that the Sponsor currently does not hold any interest in Hoya Intermediate. As such, Sponsor cannot quantify the value of Sponsor’s ownership interest in Hoya Intermediate based on transaction value and recent trading prices as compared to the price paid.

23.	Please include comparable disclosure for the directors and executive officers of Hoya Intermediate. Refer to Item 18(a)(5)(i) of Form S-4.

Response: The Company notes that Hoya Intermediate is a manager-managed limited liability company, managed by its sole manager Hoya Topco and, as such, has no directors. With respect to the executive officers of Hoya Intermediate, the Company acknowledges the Staff’s comment and has revised pages 9 and 118 of the Registration Statement accordingly.

U.S. Federal Income Tax Considerations, page 112

24.

You disclose in this section that the merger should qualify as an F Reorganization, and that holders that beneficially own less than $50,000 should not be required to recognize gain or loss under Section 367(b) of the Code. As the tax treatment of the transaction is material to investors, please revise to provide a tax opinion and clearly identify and articulate the opinion being rendered as to the tax consequences of the business combination. If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. Please make similar revisions where you discuss the tax consequences of the transaction, and include risk factor disclosure, as appropriate. Please also remove language stating that this section is a “discussion” or “summary.” Refer to Section III of Staff Legal Bulletin 19.

Response: The Company acknowledges the Staff’s comment and has revised page 123 of the Registration Statement to indicate that the section entitled “Effects of the Merger on U.S. Holders” constitutes the opinion of Kirkland. The scope of the opinion is consistent with other similar S-4 filings. The Company has also revised page 124 to clearly state that Kirkland is unable to opine on the effects of 367(b) due to the inherently factual nature of the analysis and the uncertainty in the application of the law. Additionally, the Company notes that the “U.S. Federal Income Tax Considerations” section does not include language stating that the section is a “summary.” As permitted by Staff Legal Bulletin 19 and, consistent with similar S-4 filings, we retained certain customary “discussion” references in this section (for clarity, as is clear in the disclosure, such references do not qualify the opined portions of such section).

Proposal No. 4 – Organizational Documents Proposal B, page 132

25.

Please describe in more detail in this section the specific conflicts between the organizational documents and the rights of the Sponsor and Hoya Topco in the Stockholders’ Agreement. Please also include a more complete description of the rights granted in the Stockholders Agreement such as, for example, the number of directors each party is entitled to designate based on specific beneficial ownership thresholds and the relevant sunset dates. Please include similar disclosure elsewhere as appropriate.

July 6, 2021

Response: The Company acknowledges the Staff’s comment and has revised pages 138-139 and 143 of the Registration Statement accordingly.

Proposal No. 5 – Organizational Documents Proposal C, page 133

26.

It appears in this proposal that shareholders are being asked to waive the doctrine of corporate opportunity for certain investors and include a choice of forum provision in the organizational documents, in addition to other changes to the organizational documents. Please revise to present any material changes to the charter, including the waiver of corporate opportunity and the choice of forum provision, as separate proposals. Alternatively, provide us with your analysis as to why you are not required to unbundle these proposals. Please refer to Rule 14a-4(a)(3) of Regulation 14A, as well as Question 201.01 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and has revised pages 139-140 and 145-149 of the Registration Statement and made conforming revisions throughout the document to present waiver of corporate opportunity and choice of forum provisions as separate proposals: Proposal No. 5—Organizational Documents Proposal C and Proposal No. 6—Organizational Documents Proposal D, respectively.

Business of Vivid Seats, page 171

27.	Please disclose when Vivid Seats was incorporated and when the Private Equity Owner purchased its controlling interest in Vivid Seats.

Response: The Company acknowledges the Staff’s comment and has revised pages 3 and 209 of the Registration Statement accordingly.

28.

Please disclose the basis for your statement that Vivid Seats is a “leading marketplace” and identify the third-party reports supporting your statement that “the U.S. primary and secondary live event ticketing market is $39 billion as of 2019, with the secondary live event ticketing market estimated at $11 billion, representing growth in the secondary live event ticketing market of 57% since 2014.”

Response: The Company acknowledges the Staff’s comment and respectfully submits that the third-party report referenced in the Registration Statement was prepared for the Company by a third-party consulting firm in 2017. The Company is not permitted to name such third-party consulting firm in a public filing or any other publicly filed document. As such, the Company has not specifically identified such third-party report in the Registration Statement. However, the Company has revised pages 2, 196, 199 and 210 of the Registration Statement to address the remainder of the Staff’s comment.

July 6, 2021

Components of Results of Operations, page 189

29.

Reference is made to your description of general and administrative expenses. Please tell us your consideration of classifying certain personnel-related and information technology expenses as cost of revenues rather than general and administrative expenses.

Response: The Company respectfully acknowledges the Staff’s comment. The Company classifies all personnel-related and information technology expenses, exclusive of amortization expenses associated with capitalized internal-use software, within general and administrative expenses on the Consolidated Statement of Operations and Comprehensive Loss. Pursuant to Rule 5-03.2 of Regulation S-X, classification of these expenses entirely within general and administrative expenses is consistent with the nature of employee responsibilities and the types of technology costs incurred by the Company.

The Company classifies only those costs directly associated with revenue generating activities as cost of revenues. These types of direct costs consist primarily of payment processing fees, shipping costs, and the cost of tickets sold by the Company’s Resale segment.

The Company’s operations personnel are incidental to its revenue generating activities, and therefore, personnel-related expenses are not reflected within cost of revenues. Individual employees within our operations teams serve in a back-office capacity and support multiple functional areas. For instance, operations personnel primarily support the Company’s Marketplace business by performing customer service activities for buyers, in addition to supporting sellers and distribution partners using the Company’s platform. Similarly, individual employees supporting the Company’s Resale business operations perform procurement and selling activities. The extent to which employees are directly associated with revenue generating activities, such as order fulfillment, is historically immaterial and ad hoc in nature. To the extent these types of activities become material in the future, the Company will classify them, as appropriate, as cost of revenues.

The Company’s information technology expenses consist primarily of cloud hosting services, software licenses, and software development activities not capitalized. These costs are not directly dedicated to revenue generating activities. Costs directly associated with revenue generating activities, such as development of the Company’s online platform, are generally capitalized and amortized as expense over the related asset’s estimated useful life on a straight-line basis. Amortization expense is separately classified within depreciation and amortization on the Company’s Consolidated Statement of Operations and Comprehensive Loss.

As a result of the nature of the Company’s operations and the related organizational structure of the operating departments, as well as the diversity in practice among peer companies regarding the classification of personnel and information technology expenses, the Company has revised pages 215-216 of the Registration Statement to clearly disclose that all personnel-related expenses and information technology costs (exclusive of amortization) are classified within general and administrative expenses on the Consolidated Statement of Operations and Comprehensive Loss.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 199

30.

We note your disclosure that you have historically financed your operations primarily through cash generated from your operating activities. Given your disclosure elsewhere in your filing that Vivid Seats anticipates that the COVID-19 pandemic and mitigation policies enacted by governmental entities will continue to have a material impact on its cash flows, please disclose whether you anticipate a need to raise additional capital after the completion of the business combination to carry out your operations. If so, please disclose the sources of capital you will seek.

July 6, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 225 of the Registration Statement accordingly.

31.

To the extent practicable, please discuss the impact your obligations under the Tax Receivable Agreement may have on your liquidity. In this regard, we note your disclosure that the Tax Receivable Agreement will require you to make cash payments to Hoya Topco and that such payments may exceed any actual tax benefits or be accelerated. Please also disclose the range of future payouts that you expect to pay under this Agreement, as well as the amount of the lump-sum cash payment that you will be required to make in the event of early termination.

Response: The Company respectfully advises the Staff that it is unable to quantify the likely tax benefits to be realized by it and paid to the TRA Holders under the Tax Receivable Agreement, and therefore, is unable to provide a range of future payments to be made pursuant to the agreement. The amount and timing of future benefits realized, or deemed to be realized, as a result of future exchanges of Intermediate Common Units by the TRA Holders pursuant to the Tax Receivable Agreement will vary based on several factors, including:

•	the amount and timing of future exchanges of Intermediate Common Units by Hoya Topco and other TRA Holders, and the extent to which such exchanges are taxable,

•	the price per share of the Vivid Seats Class A common stock at the time of the exchanges,

•	the amount and timing of future income against which to offset the tax benefits, and

•	the tax rates then in effect.

In order to provide additional clarity to investors, the Company has revised pages 226-227 of the Registration Statement to detail the primary factors impacting future payment obligations required under the Tax Receivable Agreement, in addition to disclosing the estimated lump sum payment that would be required in the event of early termination upon Closing.

Critical Accounting Policies and Estimates, page 202

32.

Reference is made to your discussion of revenue recognition. We note your disclosure that an estimate for future cancellation charges is based on cancellation charge history. Please disclose the material judgments, assumptions and uncertainties associated with estimating cancellation charges. Please also clarify when a credit is issued and when there is a cash refund.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 229-230 of the Registration Statement accordingly.

33.

Reference is made to your discussion of goodwill impairment on page 204. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether your reporting unit is at risk of failing the quantitative impairment test or that the fair value of your reporting unit substantially exceeds the carrying value and is not at risk of failing. If a reporting unit is at risk of failing, you should disclose the percentage by which fair value exceeded carrying value at the date of the most recent test and the amount of goodwill allocated to the reporting unit. Please refer to Item 303(b)(3) of Regulation S-K.

July 6, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 231 of the Registration Statement accordingly.

General

34.

Please revise your disclosure throughout the filing to address the potential impact of redemptions on non-redeeming shareholders and all possible sources and the extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination, including:

•

the potential impact on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels;

•

the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions;

•

quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks to non-redeeming shareholders; and

•

disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. In this regard, we note that it appears that underwriting fees remain constant and are not adjusted based on redemptions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Response: The Company respectfully submits that given that Sponsor has agreed to the Sponsor Backstop Commitment on a dollar-for-dollar basis, the pro forma total number of outstanding shares of Vivid Seats PubCo will remain the same in any redemption scenario. Additionally, due to the Sponsor Backstop Commitment, (i) there is no risk of dilution on the total outstanding shares, so the value of the Horizon $10.00 Exercise Warrants or the Horizon $15.00 Exercise Warrants will remain the same and (ii) the underwriting fees remain constant and are not adjusted based on redemptions.

However, the special dividend to be paid on the Closing Date is variable. In the event that all of Horizon public shareholders choose to exercise their redemption rights, the dividend is expected to be approximately $1.1290 per share, all of which will be paid to Sponsor as the only non-redeeming shareholder. In the event that 50% of Horizon’s public shareholders choose to exercise their redemption rights, the dividend is expected to be approximately $0.5007 per share. In the event that no Horizon public shareholders choose to exercise their redemption rights, the dividend is expected to be approximately $0.3217 per share.

July 6, 2021

Based on recent trading prices, the value of the Horizon $10.00 Exercise Warrants and the Horizon $15.00 Exercise Warrants are quantified according to the following table:

Warrant Valuation (Black Scholes Model)
Tenor Yrs	Strike Price	Discount*	Vol	Value	Units held by Sponsor	Total Value
10	10	1.448%	27.191%	3.82	17,000,000	$64,910,334
10	15	1.448%	27.191%	2.50	17,000,000	$42,441,505

In order to provide additional clarity to investors, the Company has revised pages xxi-xxii of the Registration Statement.

*    *    *    *

July 6, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (312) 876-7681 or my colleague, Shagufa R. Hossain, at (202) 637-2323.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland
of LATHAM & WATKINS LLP

cc:	Stanley Chia, Vivid Seats Inc.

Todd Boehly, Horizon Acquisition Corporation

Patrick H. Shannon, Latham & Watkins LLP

Shagufa R. Hossain, Latham & Watkins LLP

Bradley C. Faris, Latham & Watkins LLP

Justin G. Hamill, Latham & Watkins LLP

Christian O. Nagler, Kirkland & Ellis LLP

Wayne E. Williams, Kirkland & Ellis LLP

Aslam A. Rawoof, Kirkland & Ellis LLP